SÉANCE FILM
2022 Report

Dear investors,

2022 was an exciting year for SÉANCE! After closing our Wefunder round in July we jumped into pre-production. Location scouting was a prolonged effort because finding the right location for shooting was so crucial for this particular film. We worked with a casting director to secure talent and crewed up with trusted collaborators from past projects and new collaborators through referrals. And all while debuting our previous feature, SCRAP, on the world stage at the Deauville American Film Festival in France! We went into principal photography in late November and completed the shoot just before breaking for holidays in December 2022.

We need your help!

We are currently doing a Round 2 raise to see the film through Post-Production and Release. Investors who want to support can share to their networks to help us meet our funding goal! Connect with Vivian and Rachel on LinkedIn and follow the film on Instagram. We'll also be starting our festival submissions later this year and are always looking for ways to keep the cost of festival attendance down. If you can help us access discounted lodging or transportation in your city, let us know so we can factor that in when considering what festivals to target! We can be reached as always at seancefilmofficial@gmail.com.

Sincerely,

Vivian Kerr
Member

Rachel Stander Jones
Member

Our Mission

We intend for the film to be completed and have enjoyed a successful run at major festivals such as Sundance, Tribeca, and South by Southwest, have sold to a major indie film distributor for first-run theatrical release, and ultimately have sold to a digital and streaming platform such as Netflix, Amazon, or Hulu, with our investors earning profits from all distribution channels, although this cannot be guaranteed.

See our full profile

How did we do this year?



Report Card

A-

😊
The Good

In our first round we raised enough to go into production and successfully completed principal photography in December 2022.

We gained access to shoot at coveted historic properties, adding production value to the film.

We cast lead roles with Scott and Thomson and Connor Paolo, both recognizable talent with strong credits and growing fan bases.

☹️
The Bad

We didn't hit our maximum goal on the first round, so we went into production under-capitalized.

We had to push our production schedule by several months in order to accommodate cast and crew availability.

Some aspect of production cost more than initially budgeted, so we increased our total budget to preserve the same quality standard.

2022 At a Glance
January 1 to December 31


$0
Revenue


-$2,500
Net Loss


$0
Short Term Debt


$1,482,150
Raised in 2022


$25,587
Cash on Hand
As of 03/21/23

We ♥ Our
369 Investors

Thank You For Believing In Us

Thank You!
From the SÉANCE Film Team

Vivian Kerr
Director / Writer / Actor

Rachel Stander
Producer

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Rachel Stander Jones	Producer @ Self-Employed	2021
Vivian Kerr	Writer/Director @ Self-Employed	2021

Officers

OFFICER	TITLE	JOINED
Rachel Stander Jones	CEO	2021
Vivian Kerr	CEO	2021

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Vivian Kerr	Membership Interests	50.0%
Rachel Stander Jones	Membership Interests	50.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPT ON
06/2022	$30,000		Section 4(a)(2)
07/2022	$484,050		Regulation Crowdfunding
07/2022	$484,050		4(a)(6)
07/2022	$484,050		Regulation Crowdfunding
01/2023	$60,000		Section 4(a)(2)
	$30,149		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUTSTANDING	INTEREST	MATURITY	CURRENT?
	06/02/2022	$30,000	$30,000	0.0%		Yes
	07/15/2022	$484,050	$484,050	%		Yes
	07/31/2022	$484,050	$484,050	%		
Rachel Stander	01/15/2023	$60,000	$60,000	4.5%	10/02/2023	Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS

SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION

Warrants:	0
Options:	0

Risks

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Vivian Kerr and Rachel Stander Jones are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Filmmaking is a collaborative art form, requiring smooth coordination of multiple parties. Unforeseen forces, such as inclement weather, acts of God and misfortune can delay or otherwise interfere with production.

Filmmaking is competitive and artistic taste among audiences and festival programmers vary widely. The completion of the film in and of itself does not guarantee it will succeed in the marketplace, critically or financially.

The success of the picture will largely depend on the quality of the management of the Company. The Managers, with the advice and assistance of other professionals, will administer all business aspects of the Managers, the Company, and the picture. Although the Managers believe that the Managers have the necessary business and motion picture experience to supervise the management of the Company, there can be no assurance that the Managers will perform adequately or that the Company's operations will be successful.

Film is distributed through the use of technology, the means of which has evolved steadily in the past decades. While currently the road to festival release, theatrical distribution, and streaming/OTT is clear, technology shifts may complicate or delay distribution.

With the COVID-19 epidemic, film production safety guidelines are still being developed and refined. Even following the strictest guidelines to ensure our cast and crew's safety, it is still possible for the virus to affect our production scheduling.

Though we shall do our due diligence in hiring processes to ensure there are no hidden liabilities introduced by our cast and crew, the success of films is largely predicated on public perception of the performers, which can change through no fault of our own.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor[®];

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common units that take into account factors such as the following:

- unrelated third party valuations of our common units;

- the price at which we sell other securities, such as convertible debt or preferred units, in light of the rights, preferences and privileges of our those securities relative to those of our common units;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the lack of marketability of our common units;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Hazel's Ghost LLC

- California Limited Liability Company
- Organized November 2021
- 2 employees

5870 Melrose Ave Ste 3, PMB 692
Los Angeles CA 90038

http://seancefilm.com/

Business Description

Refer to the SEANCE Film profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

SEANCE Film is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.